EXHIBIT 99.11

Press Release

Total Confirms the Sale of UK Assets to NEO Energy

Paris, May 20, 2020 – Total today confirmed its commitment to completing the sale of its UK North Sea non-core assets, first announced1 in July 2019. Reflecting recent significant market volatility, Total and Norway-based private equity investor HitecVision have successfully renegotiated the financial terms of the deal to respond to the current environment – while Petrogas is no longer part of the transaction.

“We have worked closely with HitecVision and its portfolio company NEO Energy to reconfirm our mutual commitment to completing the deal. The agreed revisions respond to current market conditions while retaining the majority of the value of the transaction. The structure of the consideration and phasing of payments has been modified, including interest-bearing vendor financing and earnout arrangements,” declared Jean-Pierre Sbraire, Chief Financial Officer at Total. “We look forward to progressing swiftly to completion and for NEO Energy to take over operations. We are confident that this sale is the right thing for both parties and for the business and its employees.”

Total and NEO Energy have developed detailed transition plans to deliver a smooth handover of operations upon completion, while allowing NEO to focus on embedding planned operating efficiencies and growth plans as rapidly as possible.

Subject to regulatory approvals, the parties expect to complete the transaction by the third quarter 2020.

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[1]	https://www.total.com/media/news/press-releases/total-divests-assets-uk-petrogas

About Total

Total is a broad energy company that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

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Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.